EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except as Indicated)
(Unaudited)

Three Months Ended March 31, 2014
Earnings:
Income before income taxes	$627
Add:
Fixed charges	51
Less:
Income from equity investees	(1)
Capitalized interest	(1)
Income as adjusted	$676
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$31
Portion of rents representative of interest factor	19
Capitalized interest	1
Total Fixed Charges	$51
Ratio of earnings to fixed charges	13.3